Frac Tech Services, Inc.
16858 Interstate Highway 20
Cisco, Texas 76437
May 6, 2011
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: H. Roger Schwall, Assistant Director
Re:	Frac Tech Services, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-171162
Ladies and Gentlemen:
     In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Frac Tech Services, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto. The Registration Statement was originally filed on December 15, 2010.
     The Company has determined not to pursue the sale of the securities covered by the Registration Statement. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.
     The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     Should you have any questions, or require any additional information, please do not hesitate to contact James E. O’Bannon of Jones Day, counsel to the Company, at (214) 969-3766.

Very truly yours,
/s/ Greg A. Lanham
Name:	Greg A. Lanham
Title:	President, Secretary and Treasurer

cc:	Sharon Hicks, Frac Tech
James E. O’Bannon, Jones Day
Joe Dannenmaier, Thompson & Knight LLP
Kenn W. Webb, Thompson & Knight LLP
David J. Beveridge, Shearman & Sterling LLP
Andrew Battaglini, NYSE Euronext